 **Mitsubishi Corporation**
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.ir@mitsubishicorp.com


03024071

June 26, 2003
Our ref. No. PI 015

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Additional Notes to Consolidated Financial Statements for the Year Ended March 31, 2003 (Based on US GAAP)**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

dlw 6/30

Additional Notes to Consolidated Financial Statements for the Year Ended March 31, 2003 (Based on US GAAP)

June 25, 2003
Mitsubishi Corporation

TOKYO, June 25, 2003..... Mitsubishi Corporation announced today additional notes to its consolidated financial statements, using accounting principles generally accepted in the United States, for the year ended March 31, 2003. The consolidated financial statements were originally announced on May 14, 2003.

INCOME TAXES

Income taxes in Japan applicable to the companies, imposed by the national, prefectural and municipal governments, in the aggregate, result in a normal effective statutory rate of approximately 42% for the years ended March 31, 2002 and 2003. Effective March 31, 2003, separate new local tax legislation was enacted in Japan changing the parent company's and its domestic subsidiaries' statutory income tax rate from 42% to 41% for fiscal years beginning on or after April 1, 2004. Deferred income tax balances have been adjusted to reflect the revised rates, which increased the provision for income taxes for the year ended March 31, 2003. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

A reconciliation of the combined statutory tax rates for the years ended March 31, 2002 and 2003 to the effective rates of income taxes reflected in the accompanying consolidated statements of income is as follows:

	2002	2003
Combined statutory income tax rate	42.0 %	42.0%
Expenses not deductible for income tax purposes	5.2	6.0
Operating losses of certain subsidiaries	6.3	12.8
Tax benefits on losses of subsidiaries	(1.1)	(0.2)
Lower income tax rates applicable to income in certain foreign countries	(7.0)	(9.7)
Effect of taxation on dividends	1.4	9.6
Effect of reduction in tax rate		3.1
Tax benefits realized on foreign tax credits carryforwards		
Other—net	(0.7)	(0.6)
Effective income tax rate	46.1 %	63.0%

Amounts provided for income taxes for the years ended March 31, 2002 and 2003 are allocated as follows:

	Millions of Yen		Millions of U.S. Dollars
	2002	2003	2003
Income taxes	¥ 45,875	¥ 38,302	$ 325
Equity in earnings of affiliated companies, including impairment loss	(17,544)	4,802	40
Other comprehensive income	(36,154)	(62,767)	(531)
Total income tax expense (benefit)	¥ (7,823)	¥ (19,663)	$ (166)

Significant components of deferred tax assets and liabilities at March 31, 2002 and 2003 are as follows:

	Millions of Yen		Millions of U.S. Dollars
	2002	2003	2003
Assets:			
Allowance for doubtful receivables	¥ 52,299	¥ 60,122	$ 509
Accrued pension and severance liabilities	56,892	105,624	895
Impairment loss on property and equipment	15,929	11,958	101
Net operating loss carryforwards	36,629	30,282	257
Accruals and other	59,537	55,649	472
Gross deferred tax assets	221,286	263,635	2,234
Less valuation allowance	(37,008)	(36,955)	(313)
Deferred tax assets—less valuation allowance	184,278	226,680	1,921
Liabilities:			
Depreciation	22,474	23,541	200
Valuation of debt and equity securities	63,401	36,985	313
Property and intangible assets	29,528	52,995	449
Other	25,090	25,674	218
Gross deferred tax liabilities	140,493	139,195	1,180
Net deferred tax assets	¥ 43,785	¥ 87,485	$ 741

A valuation allowance is established to reduce certain deferred tax assets with respect to deductible temporary differences and net operating loss carryforwards where it is more likely than not that they will not be realized. The total valuation allowance increased by ¥2,338 million and decreased by ¥53 million ($0.4million) for the years ended March 31, 2002 and 2003, respectively.

Net deferred tax assets are included in the consolidated balance sheets at March 31, 2002 and 2003 as follows:

	Millions of Yen		Millions of U.S. Dollars
	2002	2003	2003
Current assets—Deferred income taxes	¥ 48,170	¥ 55,651	$ 472
Other assets	32,051	96,467	817
Current liabilities—Other current liabilities	(2,701)	(2,297)	(19)
Long-term liabilities—Deferred income taxes	(33,735)	(62,336)	(529)
Net deferred tax assets	¥ 43,785	¥ 87,485	$ 741

At March 31, 2003, the amount of undistributed earnings of subsidiaries on which a deferred tax liability has not been recognized in the accompanying consolidated financial statements aggregated ¥331,989 million ($2,813 million). Most of the undistributed earnings of domestic subsidiaries are not considered to be a taxable temporary difference. Determination of the deferred tax liability related to the undistributed earnings of foreign subsidiaries is not practicable.

At March 31, 2003, the companies had aggregate operating loss carryforwards of approximately ¥84,615 million ($717 million) which may be used as a deduction in the determination of taxable income in future periods. If not utilized, such loss carryforwards expire as follows:

	Millions of Yen	Millions of U.S. Dollars
Year ending March 31:		
2004	¥ 5,774	$ 49
2005	7,100	60
2006	12,948	110
2007	19,122	162
2008	9,757	83
2009 through 2013	7,565	64
2014 through 2018	602	5
2019 and thereafter	21,747	184
Total	¥ 84,615	$ 717

Income (loss) from consolidated operations before income taxes for the years ended March 31, 2002 and 2003 comprised the following:

	Millions of Yen		
	The Parent Company and Its Domestic Subsidiaries	Foreign Subsidiaries	Total
Year ended March 31, 2002	¥ 34,417	¥ 65,102	¥ 99,519
Year ended March 31, 2003	¥ (16,760)	¥ 77,594	¥ 60,834

	Millions of U.S. Dollars		
	The Parent Company and Its Domestic Subsidiaries	Foreign Subsidiaries	Total
Year ended March 31, 2003	$ (142)	$ 658	$516

Income taxes for the years ended March 31, 2002 and 2003 comprised the following:

	Millions of Yen		
	The Parent Company and Its Domestic Subsidiaries	Foreign Subsidiaries	Total
Year ended March 31, 2002:			
Current	¥ 22,503	¥ 23,039	¥ 45,542
Deferred	5,139	(4,806)	333
Total	¥ 27,642	¥ 18,233	¥ 45,875
Year ended March 31, 2003:			
Current	¥ 30,751	¥ 25,517	¥ 56,268
Deferred	(16,752)	(1,214)	(17,966)
Total	¥ 13,999	¥ 24,303	¥ 38,302

	Millions of U.S. Dollars		
	The Parent Company and Its Domestic Subsidiaries	Foreign Subsidiaries	Total
Year ended March 31, 2003:			
Current	$ 261	$ 216	$ 477
Deferred	(142)	(10)	(152)
Total	$ 119	$ 206	$ 325

ACCRUED PENSION AND SEVERANCE LIABILITIES

The parent company and certain of its subsidiaries have non-contributory defined benefit pension plans covering substantially all employees other than directors. The plans provide benefits based upon years of service, compensation at the time of severance and other factors. The parent company and certain of its subsidiaries also have contributory defined benefit pension plans which cover substantially all of their employees and provides for lifetime annuity payments commencing at age 60. In addition, certain subsidiaries and affiliated companies participate in a contributory defined benefit pension plan (Dia Union Pension Fund) which covers substantially all of their employees and provides for lifetime annuity payments commencing at age 60.

Each of the contributory pension funds is administered by a board of trustees comprised of management and employee representatives as required by government regulations. Employee benefits under the plans consist of a portion specified by government regulations and an additional portion from the parent company's or its subsidiaries' sponsored plans. The plan assets for both portions are managed and invested as one asset pool. Both the companies and their employees are required to contribute to the pension funds; however, the companies have obligations to fund the plans in a manner sufficient to satisfy the plans benefit obligations.

The companies' funding policy is mainly to contribute an amount deductible for income tax purposes. Contributions are intended to provide not only for benefits attributable to service to date but also for those expected to be earned in the future. In March 2002 and March 2003, the parent company contributed certain marketable equity securities to employee retirement benefit trusts plan assets for the parent's contributory and non-contributory pension plans.

In addition to the pension plans, most of the domestic subsidiaries have unfunded severance indemnity plans under which their employees, other than directors, are entitled, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, to lump-sum severance indemnities based on compensation at the time of severance, years of service and other factors.

Net periodic pension costs of the parent company's and its subsidiaries' pension and indemnities plans for the years ended March 31, 2002 and 2003 include the following components:

	Millions of Yen		Millions of U.S. Dollars
	2002	2003	2003
Contributory pension plans:			
Service cost—benefits earned during the period	¥ 7,461	¥ 6,743	$ 57
Interest cost on projected benefit obligation	10,067	10,309	88
Expected return on plan assets	(8,534)	(6,003)	(51)
Recognized net actuarial loss	7,641	9,007	76
Amortization of unrecognized prior service cost	117	(166)	(1)
Amortization of unrecognized obligation at transition	163	163	1
Net periodic pension cost	¥ 16,915	¥ 20,053	$ 170
Non-contributory pension plans:			
Service cost—benefits earned during the period	¥ 6,213	¥ 6,209	$ 53
Interest cost on projected benefit obligation	2,443	2,294	19
Expected return on plan assets	(1,757)	(1,424)	(12)
Recognized net actuarial loss	3,982	3,826	32
Amortization of unrecognized prior service cost	242	78	1
Amortization of unrecognized net asset at transition	(20)	(18)	
Settlement loss		3,657	31
Net periodic pension cost	¥ 11,103	¥ 14,622	$ 124

The following table sets forth the reconciliation of benefit obligation, plan assets and funded status of the plans:

	Millions of Yen			
	2002		2003	
	Contributory Pension Plans	Non-contributory Pension Plans	Contributory Pension Plans	Non-contributory Pension Plans
Change in benefit obligation:				
Benefit obligation at beginning of year	¥ 336,340	¥ 89,981	¥ 346,376	¥ 96,874
Service cost	7,461	6,213	6,743	6,209
Interest cost	10,067	2,443	10,309	2,294
Employee contributions	2,205		2,317	
Plan amendments			205	(1,106)
Actuarial (gain) loss	(536)	2,036	67,908	6,606
Benefits paid	(9,161)	(4,191)	(10,213)	(3,401)
Lump-sum payments/settlements		(6,135)		(7,916)
Acquisitions/divestitures and other—net		5,402	2,051	3,556
Change in foreign currency exchange rates		1,125		(974)
Benefit obligation at end of year	346,376	96,874	425,696	102,142
Change in plan assets:				
Fair value of plan assets at beginning of year	260,780	57,977	282,674	57,810
Actual return on plan assets	(17,624)	(4,620)	(53,477)	(10,258)
Employer contributions	46,474	8,415	22,241	26,362
Employee contributions	2,205		2,317	
Benefits paid	(9,161)	(2,139)	(10,213)	(1,923)
Lump-sum payments/settlements		(6,135)		(6,637)
Acquisitions/divestitures and other—net		3,228	1,165	206
Change in foreign currency exchange rates		1,084		(748)
Fair value of plan assets at end of year	282,674	57,810	244,707	64,812
Reconciliation of funded status and net amount recognized in the consolidated balance sheets:				
Funded status	(63,702)	(39,064)	(180,989)	(37,330)
Unrecognized net actuarial loss	145,578	26,941	264,151	38,599
Unrecognized prior service cost		1,245	389	(19)
Unrecognized net obligation (asset) at transition	319	(23)	156	(3)
Net amount recognized	¥ 82,195	¥ (10,901)	¥ 83,707	¥ 1,247
Amounts recognized in the consolidated balance sheets consist of:				
Prepaid pension cost included in other current assets		¥ 3,306		¥ 5,223
Accrued pension liability	¥ (49,064)	(33,378)	¥ (156,615)	(35,949)
Intangible asset included in other assets	319	1,161	2,306	
Accumulated other comprehensive loss, before tax	130,940	18,010	238,016	31,973
Net amount recognized	¥ 82,195	¥ (10,901)	¥ 83,707	¥ 1,247

	Millions of U.S. Dollars	
	2003	
	Contributory Pension Plans	Non-contributory Pension Plans
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 2,935	$ 821
Service cost	57	53
Interest cost	88	19
Employee contributions	20	
Plan amendments	2	(9)
Actuarial (gain) loss	575	56
Benefits paid	(87)	(29)
Lump-sum payments/settlements		(67)
Acquisitions/divestitures and other—net	18	30
Change in foreign currency exchange rates		(8)
Benefit obligation at end of year	3,608	866
Change in plan assets:		
Fair value of plan assets at beginning of year	2,396	490
Actual return on plan assets	(453)	(87)
Employer contributions	188	223
Employee contributions	20	
Benefits paid	(87)	(16)
Lump-sum payments/settlements		(57)
Acquisitions/divestitures and other—net	10	2
Change in foreign currency exchange rates		(6)
Fair value of plan assets at end of year	2,074	549
Reconciliation of funded status and net amount recognized in the consolidated balance sheets:		
Funded status	(1,534)	(317)
Unrecognized net actuarial loss	2,239	328
Unrecognized prior service cost	3	
Unrecognized net obligation (asset) at transition	1	
Net amount recognized	$ 709	$ 11
Amounts recognized in the consolidated balance sheets consist of:		
Prepaid pension cost included in other current assets		$ 45
Accrued pension liability	$ (1,327)	(305)
Intangible asset included in other assets	19	
Accumulated other comprehensive loss, before tax	2,017	271
Net amount recognized	$ 709	$ 11

The aggregate projected benefit obligation, aggregate accumulated benefit obligation and aggregate fair value of plan assets for the contributory pension plans where accumulated benefit obligations exceeded plan assets were ¥346,376 million, ¥333,038 million and ¥282,674 million, respectively, as of March 31, 2002 and ¥425,696 million ($3,608 million), ¥401,322 million ($3,401 million) and ¥244,707 million ($2,074 million), respectively, as of March 31, 2003.

The aggregate projected benefit obligation, aggregate accumulated benefit obligation and aggregate fair value of plan assets for the non-contributory pension plans where accumulated benefit obligations exceeded plan assets were ¥91,014 million, ¥81,200 million and ¥51,145 million, respectively, as of March 31, 2002 and ¥95,981 million ($813 million), ¥90,750 million ($769 million) and ¥59,559 million ($505 million), respectively, as of March 31, 2003.

Assumptions used for 2002 and 2003 are as follows:

	2002	2003
Contributory pension plans:		
Weighted-average discount rate	3.0%	2.0%
Average rate of increase in future compensation levels	2.3%	2.1%
Expected long-term rate of return on plan assets	4.0%	2.9%
Non-contributory pension plans:		
Weighted-average discount rate*	3.3%	2.1%
Average rate of increase in future compensation levels*	4.1%	4.1%
Expected long-term rate of return on plan assets*	4.8%	4.3%

* Includes those of foreign subsidiaries.

The parent company has offered an early retirement program to its employees. The program provides additional benefit payments for employees who are age 50 or older with more than 15 years of service and elect early retirement benefit before the mandatory retirement age of 60. As a result of an announcement in November 1998 that the program would be amended so that a portion of additional benefits would not be provided for employees who apply for the program after April 1, 2000 (April 1, 2003 for expatriates who were residing abroad upon the announcement and administrative personnel), a large number of employees applied for the program during the year ended March 31 2003. At March 31, 2002 and 2003, the liability for applicants to the program, discounted to reflect the present value of the expected cash flows, was ¥29,631 million and ¥32,083 million ($272 million), respectively. Such liability is allocated between "Other accrued expenses" and "Accrued pension and severance liabilities" in the accompanying consolidated balance sheets, depending on when the additional benefit payment is expected to be made. Related expenses recognized by the parent company for the years ended March 31, 2002 and 2003, included in selling, general and administrative expenses in the accompanying consolidated statements of income, were ¥4,387 million and ¥13,968 million ($118 million), respectively.

# # #

For further information contact:

Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8580
Fax: 81-3-3210-8583
e-mail: ml.ir@mitsubishicorp.com